SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2016

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	An interim results announcement of China Petroleum & Chemical Corporation (the “Registrant”);
2.	A list of directors and their roles and function of the Registrant;
3.	An announcement regarding election of vice chairman of the board, change of president and authorized representative and resignation of director of the Registrant; and
4.	An announcement on changes in accounting policy of the Registrant;

Each made by the Registrant on August 26, 2016.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2016

1	Important Notice

1.1
This announcement is a summary of the 2016 interim report of China Petroleum & Chemical Corporation (“Sinopec Corp.”). The full version of 2016 interim report is published on the website of Shanghai Stock Exchange (www.sse.com.cn), The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (www.hkex.com.hk) and Sinopec Corp. (www.sinopec.com). Investors should read the 2016 interim report for more details.

1.2
The interim financial statements for the six-month period ended 30 June 2016 (the “reporting period”) of Sinopec Corp. and its subsidiaries (the “Company”), prepared in accordance with the Accounting Standards for Business Enterprises (“ASBE”) of the PRC and International Financial Reporting Standards (“IFRS”), have been audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers Certified Public Accountants respectively, and both firms have issued standard unqualified opinions on the interim financial statements.

1.3	Basic Information of Sinopec Corp.

Stock name	中国石化	SINOPEC CORP	—	—
Stock code	600028	0386	SNP	SNP
Stock Exchange	Shanghai Stock Exchange	Hong Kong Stock Exchange	New York Stock Exchange	London Stock Exchange

	Authorised Representatives		Secretary to the Board	Representative on Securities Matters
Name	Mr. Dai Houliang	Mr. Huang Wensheng	Mr. Huang Wensheng	Mr. Zheng Baomin
Address	22 Chaoyanmen North Street, Chaoyang District, Beijing, PRC
Tel	86-10-59960028	86-10-59960028	86-10-59960028	86-10-59960028
Fax	86-10-59960386	86-10-59960386	86-10-59960386	86-10-59960386
E-mail	ir@sinopec.com

2	Principal Financial Data and Indicators

2.1	Principal Financial Data and Indicators Prepared in Accordance with ASBE

Items	As at 30 June 2016	As at 31 December 2015	Changes from the end of last year
	RMB million	RMB million	%

Total assets	1,432,624	1,447,268	(1.0)
Total equity attributable to equity shareholders of the Company	692,934	677,538	2.3

Items	Six-month periods ended 30 June		Changes over the same period of
	2016	2015	the preceding year
	RMB million	RMB million	%

Net cash flow from operating activities	76,112	67,095	13.4
Operating income	879,220	1,041,131	(15.6)
Net profit attributable to equity shareholders of the Company	19,250	24,456	(21.3)
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	18,290	23,431	(21.9)
Weighted average return on net assets (%)	2.81	3.80	(0.99) percentage points
Basic earnings per share (RMB)	0.159	0.203	(21.7)
Diluted earnings per share (RMB)	0.159	0.203	(21.7)

2.2	Principal Financial Data and Indicators Prepared in Accordance with IFRS

Items	Six-month periods ended 30 June		Changes over the same period of
	2016	2015	the preceding year
	RMB million	RMB million	%

Operating profit	35,108	40,496	(13.3)
Profit attributable to owners of the Company	19,919	25,423	(21.6)
Basic earnings per share (RMB)	0.165	0.211	(21.8)
Diluted earnings per share (RMB)	0.165	0.211	(21.8)
Net cash generated from operating activities	76,112	67,095	13.4

Items	As at 30 June 2016	As at 31 December 2015	Changes from the end of last year
	RMB million	RMB million	%

Total assets	1,432,624	1,447,268	(1.0)
Total equity attributable to owners of the Company	691,642	676,197	2.3

3	Number of Shareholders and Shareholdings of Principal Shareholders

As at 30 June 2016 there were a total of 683,549 shareholders of Sinopec Corp., of which 677,276 were holders of A shares and 6,273 were holders of H shares. The public float of Sinopec Corp. satisfied the minimum requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

3.1	Top ten shareholders	Unit: share

Name of Shareholders	Nature of shareholders	Percentage of shareholdings (%)	Total number of shares held	Changes of shareholdings1	Number of shares subject to pledge or lock-ups

China Petrochemical Corporation	State-owned share	70.86	85,792,671,101	0	0
HKSCC (Nominees) Limited2	H share	20.96	25,375,555,769	1,214,149	Unknown
中國證券金融股份有限公司	A share	1.46	1,767,995,801	3,163,488	0
中央匯金資產管理有限責任公司	A share	0.27	322,037,900	0	0
Hong Kong Securities Clearing Company Ltd	A share	0.15	184,177,901	107,244,669	0
工銀瑞信基金－工商銀行－特定客戶資產管理	A share	0.13	151,784,654	151,784,654	0
國泰君安證券股份有限公司	A share	0.11	132,487,106	(2,050,800)	0
中國工商銀行－上證50交易型開放式指數證券投資基金	A share	0.06	76,881,480	243,700	0
中國工商銀行股份有限公司企業年金計劃－中國建設銀行股份有限公司	A share	0.06	69,722,830	69,722,830	0
中國人壽保險股份有限公司－ 傳統－普通保險產品－005L-CT001滬	A share	0.05	65,725,768	65,725,768	0

Note:
1.	As compared with the number of shares as at 31 December 2015.
2.
Sinopec Century Bright Capital Investment Limited, a wholly-owned overseas subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.46% of the total share capital of Sinopec Corp. which is included in the total number of shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders:

Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

3.2	Information disclosed by H share shareholders in accordance with the Securities and Futures Ordinance as at 30 June 2016

Name of shareholders	Status of shareholders	Number of shares interests held or regarded as held	Approximate percentage of Sinopec Corp.’s issued share capital (H share) (%)

JPMorgan Chase & Co.	Beneficial owner	670,090,733(L)	2.63(L)
		80,000,138(S)	0.31(S)
	Investment manager	147,682,700(L)	0.58(L)
	Custodian corporation/Approved lending agent	1,175,388,643(L)	4.60(L)
Blackrock, Inc.	Interests of corporation controlled	2,053,525,753(L)	8.05(L)
	by the substantial shareholder	108,000(S)	0.00(S)
Schroders Plc.	Investment manager	1,275,857,318(L)	5.00(L)
Citigroup Inc.	Interests of corporation controlled	161,041,118(L)	0.63(L)
	by the substantial shareholder	171,882,989(S)	0.67(S)
	Custodian corporation/Approved lending agent	1,380,335,597(L)	5.41(L)
	Person having a security interest in shares	2,999,999(L)	0.01(L)

Note:	(L): Long position, (S): Short position

3.3	Changes in the Controlling Shareholders and the de facto Controller

There was no change in the controlling shareholder or the de facto controller of Sinopec Corp. during the reporting period.

4	Equity Interests of Directors, Supervisors and Other Senior Management

As at 30 June 3016, apart from the 13,000 A shares of Sinopec Corp. held by vice president Mr. Ling Yiqun, none of the directors, supervisors and other senior management of Sinopec Corp.  held any shares of Sinopec Corp.

Save as disclosed above, none of the directors, supervisors and other senior management of Sinopec Corp. or their associates had any interests or short positions in the shares, underlying shares or debentures (including any interest or short position in shares that is regarded or treated as being held in accordance with the Securities and Futures Ordinance (the “Ordinance”)) of Sinopec Corp. or any of its associated corporations (within the meaning of Part XV of the Ordinance), which would fall to be disclosed to Sinopec Corp. and the Hong Kong Stock Exchange under Divisions 7 and 8 of Part XV of the Ordinance, or to be recorded in the register kept by Sinopec Corp. pursuant to the section 352 of the Ordinance, or as otherwise to be notified to the Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Hong Kong Listing Rules (“Model Code”).

5	Business Review and Prospects and Management’s Discussion and Analysis

5.1	Business Review

The first half of 2016 saw weak global economic recovery. China’s GDP grew by 6.7% year on year. The oil products pricing mechanism was further improved with the price floor put into place. Domestic consumption of oil products was up by 4.4%, driven by gasoline and kerosene consumption growth and partly offset by continuing decline in diesel consumption, showing continuous divergence in the consumption mix of oil products. Domestic consumption of major chemicals continued to grow. Ethylene equivalent consumption increased by 1.7% compared with the first half of 2015. Chemical prices were lower following decline in feedstock prices, but chemical products margin remains at high levels.

In the first half of 2016, international crude prices recorded a sharp decline from prices in the first half of 2015, and bottomed out during the period, with the average spot price of Platts Brent at USD 39.81 per barrel, 31.2% below the level in the same period last year.

Movement of International Crude Oil Prices

5.1.1	Operation Review

(1)	Exploration and production

To address the challenge of low oil prices, we effectively optimised exploration and development activities in the first half of this year. Our continuing efforts in exploration paid off with new oil discoveries in the Tahe of Xingjiang Autonomous Region, the Beibu Gulf off-shore in Guangxi and the Yin-E Basin in the Nei Mongol Autonomous Region and new natural gas findings in west Sichuan and the Erdos Basin. A strong focus was placed on the development of natural gas. Phase Two shale gas development project in Fuling Shale Gas field further facilitated our shale gas development. Production in the first half of 2016 was 218.99 million barrels of oil equivalent, of which domestic crude production was 128.38 million barrels, overseas crude production was 25.79 million barrels, and total gas production was 388.69 billion cubic feet. In production, we strengthened cost discipline, reduced high-cost oil production, and increased natural gas production.

Exploration and Production: Summary of Operations

	Six-month period ended 30 June		Changes
	2016	2015	(%)

Oil and gas production (mmboe)	218.99	232.95	(5.99)
Crude oil production (mmbbls)	154.17	174.07	(11.43)
China	128.38	147.47	(12.95)
Overseas	25.79	26.60	(3.05)
Natural gas production (bcf)	388.69	353.26	10.03

(2)	Refining

In the first half of this year, we adjusted our product mix in response to sharp increase of throughput from independent refineries and ample market supply. We further optimised our oil product slate by increasing the production of gasoline, kerosene and light chemical feedstock and decreasing diesel-to-gasoline ratio to 1.17, reduced our crude purchasing costs, moderately increased refined oil products export and pressed ahead with oil products standards upgrading. Centralised marketing of the lubricant, LPG and asphalt businesses helped enhance the profitability of those products. In the first half of 2016, we processed 116 million tonnes of crude oil and produced 73.26 million tonnes of refined oil products, with production of gasoline and kerosene up by 3.74% and 3.36%, respectively, from levels in the first half of 2015.

Refining: Summary of Operations

	Six-month period ended 30 June		Changes
	2016	2015	(%)

Refinery throughput (million tonnes)	115.90	118.89	(2.51)
Gasoline, diesel and kerosene production (million tonnes)	73.26	74.75	(1.99)
Gasoline (million tonnes)	28.03	27.02	3.74
Diesel (million tonnes)	32.93	35.82	(8.07)
Kerosene (million tonnes)	12.30	11.90	3.36
Light chemical feedstock production (million tonnes)	19.37	19.07	1.57
Light yield (%)	76.61	76.69	(0.08)
			percentage points
Refining yield (%)	94.75	94.98	(0.23)
			percentage points

Note:Includes 100% of production of domestic joint ventures.

(3)	Marketing and distribution

In the first half of 2016, we coordinated and optimised resources and took full advantage of the synergy between our fuel and non-fuel businesses, achieving growth in both total business volume and retail sales despite ample domestic fuel supply and strong competition in the market. In addition, we adjusted marketing efforts by increasing the retailing of premium products with high octane number. We further improved our product pipeline network, accelerated the building of service stations and optimised marketing network. The total sales volume of refined oil products in the first half of 2016 was up by 4.5% from the corresponding period last year to 97.17 million tonnes, of which domestic sales accounted for 86.51 million tonnes, up by 3.1%. Non-fuel business transaction was up by 43% from the first half of 2015 to RMB 18.5 billion owing to Internet+ marketing promotions and other measures

Marketing and Distribution: Summary of Operations

	Six-month period ended 30 June		Change
	2016	2015	(%)

Total sales volume of refined oil products (million tonnes)	97.17	92.97	4.52
Total domestic sales volume of refined oil products (million tonnes)	86.51	83.92	3.09
Retail (million tonnes)	59.65	58.19	2.51
Direct sales and Distribution (million tonnes)	26.86	25.73	4.39
Annualised average throughput per station (tonne/station)	3,889	3,816	1.91

			Change
	As of	As of	from the end
	30 June	31 December	of last year
	2016	2015	(%)

Total number of Sinopec-branded service stations	30,688	30,560	0.42
Company-operated	30,675	30,547	0.42

(4)	Chemicals

In the first half of this year, we continued to adjust the structure of our feedstock, products and facilities to address market changes and maximise profit. We further lowered the feedstock cost for ethylene, strengthened the integration among production, sales, product R&D and customer needs, and continuously optimised operations of our manufacturing facilities, which has achieved great results. Ethylene production for the first half of 2016 was 5.478 million tonnes, up by 0.38% from the corresponding period last year. We strengthened the R&D, production and marketing capabilities of new high value-added products, with the ratio of performance polymer reaching 58% and the differential ratio of synthetic fiber reaching 83.2%. We also focused on bettering customer services and enhancing customer loyalty. At the same time, we held firm to our strategies of low inventories and differentiated marketing. In the first half of 2016, total chemicals sales volume increased by 8.3% from the corresponding period last year to 32.82 million tonnes.

Major Chemical Products: Summary of Operations			Unit: thousand tonnes
	Six-month period ended 30 June		Changes
	2016	2015	(%)

Ethylene	5,478	5,457	0.38
Synthetic resin	7,500	7,476	0.32
Synthetic fiber monomer and polymer	4,672	4,322	8.10
Synthetic fiber	637	638	(0.16)
Synthetic rubber	411	453	(9.27)

Note:	Includes 100% of production of domestic joint ventures.

5.1.2	Safety Management and Environmental Protection

Work safety has always been at the core of our operations and we continued to strengthen our safety management in the first half of 2016. We conducted special work to reduce safety risks in our oil and gas pipelines and tank farms, put protective measures in place to cope with strong rainfall and bad weather, spared no efforts to implement prevention & control measures, and realised safe production in general.

We strengthened our green and low-carbon strategy by intensifying our work in environmental protection, energy conservation and emissions control. We continued to advance our energy performance contract model and energy management system, defined the projects of our Energy Efficiency Doubling initiative, and completed our Clear Water, Blue Sky program. In the first half of 2016, energy intensity was down by 0.69%, chemical oxygen demand in discharged waste water was down by 7.88%, ammoniac nitrogen emissions were down by 3.96%, sulfur dioxide emissions were down by 6.88%, and NOx emissions were down by 3.02% from levels in the corresponding period last year, and all hazardous chemicals, discharged water, gas, and solid waste were properly treated.

5.1.3	Capital Expenditures

To address the changing business environment, we improved the decision-making mechanism for investments and focused on managing investment return and increasing growth quality and efficiency. In the first half of 2016 total capital expenditure was RMB 13.474 billion. Capital expenditure for the exploration and production segment was RMB 5.168 billion, mainly for Phase Two of shale gas development in Fuling, the LNG terminals in Guangxi and Tianjin, and Phase Two of the Jinan-Qingdao gas pipeline. Capital expenditure for the refining segment was RMB 2.774 billion, mainly for gasoline and diesel quality upgrading and refinery optimisation projects. Capital expenditure for the marketing and distribution segment was RMB 2.61 billion, mainly for renovations of service stations, refined oil products pipelines and depots and safety projects. Capital expenditure for the chemicals segment was RMB 2.44 billion, mainly for feedstock and product optimisation projects and coal chemical projects of East Ningxia project and Zhongtianhechuang project. Capital expenditure for corporate and others was RMB 482 million, mainly for R&D facilities and IT application projects.

5.2	Business Prospects

China’s economic growth is expected to be steady in the second half of 2016, which will drive the growth of domestic demand for refined oil products and petrochemical products. The consumption mix of oil products shall continue to change, and demand for chemical products shall be gradually going for more high-end products. Yet over-supply in the international oil market is likely to persist, and international oil prices will stay at a low level. The competitiveness of naphtha based chemicals will remain strong.

Against this background, we will spare no effort to expand our markets, optimise our operations, control costs, adjust asset structure and manage risks with the following focuses in each business segment:

We will maintain the level of input intensity in exploration and optimise planning of our exploration program to achieve high efficiency. For oil, we will strengthen progressive exploration and reservoir evaluation for oil projects to increase the quality of new projects and apply refined management over existing projects. For natural gas, we will speed up key capacity building projects, optimise production and sales, intensify reservoir assessment in west Sichuan and Northeast China, and press ahead with development of Fuling Shale Gas field. In the second half of 2016, we plan to produce 147 million barrels of crude oil, of which domestic production will account for 125 million barrels and overseas production will account for 22 million barrels. We plan to produce 421.2 billion cubic feet of natural gas during the period.

We will base our refining facility utilisation rates on market conditions, allocate crude resources and refining throughput according to profit margins and regional conditions, optimise our product slate to increase high value-added products, and emphasise technology R&D. We will continue to lower the diesel-to-gasoline ratio, upgrade the refined oil products’ quality, increase clean fuel production and expand the sales volume of lubricants, LPG and asphalt. We plan to process 120 million tonnes of crude in the second half of this year.

We will focus on both sales volume and profits in marketing and distribution business, with profits as priority goals of operation. We will redouble efforts to expand our markets, increase our retail volume, optimise our sales structure, develop our automotive gas business by building and operating more CNG/LNG stations, and promote our non-fuel businesses by improving operations of convenience stores, adding new and specialty products and innovating our business model, and shall facilitate our transformation into a modern and comprehensive service provider. We plan to sell 84 million tonnes of refined oil products in domestic market in the second half of this year.

We will further optimise our chemical feedstock structure to further reduce cost of feedstock, and operations and intensify profit analysis and evaluation of our product value chain and facilities. Contribution to profit margins will determine the slate of production and utilisation of facilities, and we will strengthen optimisation of product mix, produce more new and high value-added products in accordance with market demand. We will strengthen the development and application of new products, and upgrade three major synthetic materials. We will also make further improvements to the marketing network and customer services by providing our customers with value-added services and integrated solutions. We plan to produce 5.56 million tonnes of ethylene in the second half of 2016.

In the second half of the year, we will remain focused on implementing the development plan for 2016 through 2020, transforming the pattern of growth, adjusting asset structure, upgrading asset quality and promoting sustainable growth to achieve solid business results.

5.3	Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Company’s audited interim financial statements and the accompanying notes in the interim report of Sinopec Corp. Parts of the following financial data, unless otherwise stated, were abstracted from the company’s audited interim financial statements that have been prepared according to IFRS.

5.3.1	Consolidated results of operations

In the first half of 2016, the Company’s turnover and other operating revenues were RMB 879.2 billion, representing a decline of 15.6% year on year, and operating profit was RMB 35.1 billion, representing a decline of 13.3% year on year.

The following table sets forth the principal revenue and expenses items from the Company’s consolidated financial statements for the first half of 2016 and the corresponding period in 2015:

	Six-month periods ended 30 June
	2016	2015	Change
	RMB million		(%)

Turnover and other operating revenues	879,220	1,041,131	(15.6)
Turnover	856,796	1,022,449	(16.2)
Other operating revenues	22,424	18,682	20.0
Operating expenses	(844,112)	(1,000,635)	(15.6)
Purchased crude oil, products, and operating supplies and expenses	(615,419)	(770,998)	(20.2)
Selling, general and administrative expenses	(33,056)	(32,236)	2.5
Depreciation, depletion and amortisation	(49,105)	(46,295)	6.1
Exploration expenses, including dry holes	(4,730)	(6,031)	(21.6)
Personnel expenses	(29,063)	(26,719)	8.8
Taxes other than income tax	(112,831)	(119,889)	(5.9)
Other operating income, net	92	1,533	(94.0)
Operating profit	35,108	40,496	(13.3)
Net finance costs	(4,284)	(3,383)	26.6
Investment income and share of profit less losses from associates and joint ventures	4,697	4,221	11.3
Profit before taxation	35,521	41,334	(14.1)
Tax expense	(8,379)	(9,674)	(13.4)
Profit for the period	27,142	31,660	(14.3)
Attributable to:
Owners of the Company	19,919	25,423	(21.6)
Non-controlling interests	7,223	6,237	15.8

(1)	Turnover and other operating revenues

In the first half of 2016, the Company’s turnover was RMB 856.8 billion, representing a decrease of 16.2% year on year. The change was mainly attributable to the decline of international crude oil price and petrochemical product prices as compared with the same period of last year.

The following table sets forth the external sales volume, average realised prices and respective change rates of the Company’s major products in the first half of 2016 as compared with the first half of 2015.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded) (RMB/tonne, RMB/thousand cubic meters)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2016	2015	(%)	2016	2015	(%)

Crude oil	3,669	4,874	(24.7)	1,596	2,152	(25.8)
Natural gas (million cubic meters)	9,844	8,777	12.2	1,267	1,571	(19.4)
Gasoline	38,689	34,626	11.7	6,176	6,881	(10.2)
Diesel	46,260	46,714	(1.0)	4,273	5,133	(16.8)
Kerosene	12,241	11,410	7.3	2,497	3,594	(30.5)
Basic chemical feedstock	14,665	13,983	4.9	3,862	4,508	(14.3)
Synthetic fibre monomer and polymer	3,304	2,887	14.4	5,108	6,259	(18.4)
Synthetic resin	5,889	5,851	0.6	7,049	8,187	(13.9)
Synthetic fibre	666	689	(3.3)	6,949	8,046	(13.6)
Synthetic rubber	518	579	(10.5)	8,812	8,730	0.9

Most of the crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production with the remaining sold to other customers. In the first half of 2016, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 23.0 billion, decreased by 20.9% year on year, accounting for 2.6% of the Company’s turnover and other operating revenues. The change was mainly attributable to lower prices of crude oil and natural gas as well as declined external sales volume of crude oil under the Company’s profit-oriented production plan with a focus on optimisation of crude oil production.

Petroleum products (mainly consisting of oil products and other refined petroleum products) sold by the Refining Segment and the Marketing and Distribution Segment achieved external sales revenues of RMB 538.6 billion, representing a decrease of 13.0% year on year and accounting for 61.3% of the Company’s turnover and other operating revenues. Those changes were mainly due to the decline of downstream product prices driven by sharp drop of crude oil prices. The sales revenue of gasoline, diesel and kerosene was RMB 467.2 billion, representing a decrease of 10.0% year on year, accounting for 86.7% of the sales revenue of petroleum products. Sales revenue of other refined petroleum products was RMB 71.5 billion, representing a decline of 28.5% year on year, accounting for 13.3% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 126.3 billion, representing a decrease of 10.8% year on year, accounting for 14.4% of its turnover and other operating revenues. The decreased sales revenue as a result of lower chemical product price was partly offset by the company’s marketing effort in expanding market.

(2)	Operating expenses

In the first half of 2016, the Company’s operating expenses were RMB 844.1 billion, representing a decrease of 15.6% year on year. The operating expenses mainly consisted of the following:

Purchased Crude oil, products and operating supplies and expenses were RMB 615.4 billion, representing a decrease of 20.2% year on year, accounting for 72.9% of total operating expenses, of which:

‧
Crude oil purchasing expenses were RMB 163.1 billion, representing a decrease of 35.2% year on year. Throughput of crude oil purchased externally in the first half of 2016 was 85.88 million tonnes (excluding the volume processed for third parties), decreased by 4.4% year on year. The average cost of crude oil purchased externally was RMB 1,900 per tonne, decreased by 32.2% year on year.

‧
Other purchasing expenses were RMB 452.3 billion, decreased by 12.8% year on year. The change was mainly due to the decline of crude oil prices, which resulted in lower purchase prices of crude oil related petrochemical products.

Selling, general and administrative expenses of the Company totaled RMB 33.1 billion, representing an increase of 2.5% year on year. The change was mainly due to increased investment in R&D and intensified conversions of research outcomes into productivity. The R&D expense was up by RMB 1.2 billion year on year. Under the Company’s cost-saving efforts, other expenses decreased as compared with the corresponding period of 2015.

Depreciation, depletion and amortisation expenses of the Company were RMB 49.1 billion, representing an increase of 6.1% year on year. This was mainly due to the continued investments in fixed assets.

Exploration expenses in the first half of 2016 were RMB 4.7 billion, representing a decrease of 21.6% year on year. This was mainly due to higher successful exploration rate and optimised deployment.

Personnel expenses were RMB 29.1 billion, representing an increase of 8.8 % year on year. The change was mainly attributable to the improvement of our recruitment system, resulting in transfer of part of remuneration related expense from selling, general and administrative expenses into personnel expenses.

Taxes other than income tax were RMB 112.8 billion, representing a decrease of 5.9% year on year. This was mainly due to declined domestic consumption of diesel, resulting in a decrease of sales volume of diesel from refineries as compared with the corresponding period of 2015, which cause a decrease of RMB 5.6 billion in consumption tax. The special oil income levy decreased by RMB 0.8 billion as a result of decreased prices of crude oil and natural gas.

(3)	Operating profit

In the first half of 2016, the Company’s operating profit was RMB 35.1 billion, representing a decrease of 13.3% year on year.

(4)	Net finance costs

In the first half of 2016, the Company’s net finance costs were RMB 4.3 billion, up by RMB 0.9 billion, representing an increase of 26.6% year on year, of which: foreign currency exchange losses amounted to RMB 0.48 billion due to RMB depreciation, compared with a net gain of RMB 0.16 billion in the corresponding period of 2015. After the implementation of exchange rate reform by People’s Bank of China in 2015, the Company has adjusted its debt structure in time by gradually deleveraging its debt in foreign currencies. As of the end of this period, the Company had almost eliminated its foreign exchange rate risk exposure of debt in foreign currencies. Meanwhile, the Company took measures to hedge exchange risk of accounts payable with financial derivatives while relevant earnings were added into investment incomes, offsetting effects of currency fluctuations on the Company’s performance.

(5)	Profit before taxation

In the first half of 2016, the Company’s profit before taxation amounted to RMB 35.5 billion, representing a decrease of 14.1% year on year.

(6)	Tax expense

In the first half of 2016,the Company’s tax expense totaled RMB 8.4 billion, down by 13.4% year on year.

(7)	Profit attributable to non-controlling interests of the Company

In the first half of 2016, profit attributable to non-controlling shareholders was RMB 7.2 billion, up by RMB 1 billion, representing an increase of 15.8% year on year, This was mainly due to higher profitability of the Company’s non-controlling subsidiaries in refining and chemicals segments.

(8)	Profit attributable to Owners of the Company

In the first half of 2016, profit attributable to owners of the Company was RMB 19.9 billion, representing a decrease of 21.6 % year on year. The Company’s upstream business suffered a wider loss year on year due to declined prices of crude oil and natural gas, however, profits from refining and marketing segments increased while performance of chemicals segment remained stable, demonstrating advantages of the Company’s integrated business model.

5.3.2	Assets, liabilities, equity and cash flows

(1)	Assets, liabilities and equity
Units: RMB million

	As of 30 June	As of 31 December	Amount of
	2016	2015	Change

Total assets	1,432,624	1,447,268	(14,644)
Current assets	347,674	333,657	14,017
Non-current assets	1,084,950	1,113,611	(28,661)
Total liabilities	623,990	659,107	(35,117)
Current liabilities	445,396	462,832	(17,436)
Non-current liabilities	178,594	196,275	(17,681)
Total equity attributable to owners of the Company	691,642	676,197	15,445
Share capital	121,071	121,071	—
Reserves	570,571	555,126	15,445
Non-controlling Interests	116,992	111,964	5,028
Total equity	808,634	788,161	20,473

(2)	Cash Flow

The following table sets forth the major items in the consolidated cash flow statements for the first half of 2016 and of 2015.

Units: RMB million

	Six-month periods ended 30 June		Changes
Major items of cash flows	2016	2015	in amount

Net cash generated from operating activities	76,112	67,095	9,017
Net cash used in investing activities	(26,059)	(54,952)	28,893
Net cash (used in)/generate from financing activities	(45,930)	51,071	(97,001)
Net increase in cash and cash equivalents	4,123	63,214	(59,091)

5.4	The results of the principal operations by segments (under ASBE)

	Operating income	Operating cost	Gross profit margin*	Increase/(decrease) of operating income on a year-on-year	Increase/(decrease) of operating cost on a year-on-year	Increase/(decrease) of gross profit margin on a year-on-year
Segments	(RMB million)	(RMB million)	(%)	basis (%)	basis (%)	basis (%)

Exploration and Production	52,509	58,612	(15.6)	(25.4)	7.1	(33.2)
Refining	396,969	244,163	11.1	(18.3)	(29.6)	6.1
Marketing and Distribution	500,969	458,309	8.3	(11.4)	(12.7)	1.3
Chemicals	149,186	128,197	13.5	(11.0)	(12.3)	1.9
Corporate and Others	312,816	307,713	1.6	(24.8)	(25.2)	0.6
Elimination of inter-segment sales	(533,229)	(531,801)	N/A	N/A	N/A	N/A
Total	879,220	665,193	11.5	(15.6)	(18.9)	1.8

*:	Gross profit margin = (Operating income - Operating cost, tax and surcharges)/Operating income

6	Dividend

6.1	Dividend distribution for the year ended 31 December 2015

Upon its approval at the annual general meeting of the Sinopec Corp. for the year 2015, Sinopec Corp. distributed the final dividend of RMB 0.06 per share (tax inclusive). The final dividend for 2015 has been distributed to shareholders on and before 30 June 2016 who were registered as existing shareholders as at 23 June 2016. Combined with the 2015 interim dividend of RMB 0.09 per share (tax inclusive), the total cash dividend for the year 2015 amounted to RMB 0.15 per share (tax inclusive).

6.2	Interim dividend distribution plan for the six-month ended 30 June 2016

As approved by the 8th meeting of the sixth session of the board of directors of Sinopec Corp. (the “Board”), the interim dividend for the six-month ended 30 June 2016 of RMB 0.079 per share (tax inclusive) will be distributed based on the total number of shares as of 20 September 2016 (the Record Date) in cash.

The Sinopec Corp’s 2016 interim profit distribution proposal is in compliance with the Articles of Association and relevant procedures. The independent non-executive directors have issued independent opinions on it.

The interim cash dividend will be distributed on or before 30 September 2016 (Friday) to all shareholders whose names appear on the register of members of Sinopec Corp. on the record date of 20 September 2016 (Tuesday). To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, no later than 4:30 p.m. on 12 September 2016 (Monday). The register of members of the H shares of Sinopec Corp. will be closed from 13 September 2016 (Tuesday) to 20 September 2016 (Tuesday) (both dates inclusive).

The dividend will be denominated and declared in Renminbi (RMB), and distributed to domestic and Shanghai-Hong Kong Stock Connect shareholders in RMB and to foreign shareholders in Hong Kong Dollar. The exchange rate for dividend to be paid in Hong Kong dollars is based on the average benchmark exchange rate of RMB against Hong Kong dollar as published by the People’s Bank of China one week preceding the date of declaration of the interim dividend, being 26 August 2016 (Friday).

In accordance with the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing the cash dividends to them. Any H Shares of the Sinopec Corp. registered not under the name of an individual shareholder, including HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change their shareholder status, they should enquire about the relevant procedures with their agents or trustees. Sinopec Corp. will withhold and pay enterprise income tax on behalf of the relevant shareholders based on the register of members for H shares of Sinopec Corp. as at the Record Date in accordance with the laws or the requirements of relevant government anthorities.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for cash dividends to them with China under relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of less than 10% with China under relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (the “Extra Amount”) due to the application of 10% tax rate, Sinopec Corp. can apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register for H shares of Sinopec Corp. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with relevant tax agreements. In the case that the individual holders of the H Shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81):

For domestic investors investing in the H Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect, Sinopec Corp. shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. Sinopec Corp. will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with China stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

7	Financial statements

7.1	Auditors’ opinion

Financial statements	□ Unaudited	√ Audited
Auditors’ opinion	√ Standard unqualified opinion	□ Not standard opinion

7.2	Financial Statements

7.2.1	Interim financial statements prepared under ASBE

Consolidated and Parent Balance Sheets

Unit: RMB million

	At 30 June 2016		At 31 December 2015
Items	Consolidated	Parent	Consolidated	Parent

Assets
Current assets
Cash at bank and on hand	76,986	45,941	69,666	46,453
Bills receivable	11,962	554	10,964	540
Accounts receivable	63,253	31,078	56,142	29,512
Other receivables	19,125	69,864	21,453	64,620
Prepayments	3,797	1,729	2,920	1,296
Inventories	149,443	39,291	145,608	46,029
Other current assets	23,108	37,570	26,904	36,559

Total current assets	347,674	226,027	333,657	225,009
Non-current assets
Available-for-sale financial assets	11,137	297	10,964	297
Long-term equity investments	88,711	228,462	84,293	219,230
Fixed assets	723,465	410,694	733,449	439,477
Construction in progress	126,790	53,066	152,325	72,763
Intangible assets	82,156	7,987	81,086	8,397
Goodwill	6,317	—	6,271	—
Long-term deferred expenses	13,634	1,854	13,919	2,154
Deferred tax assets	6,818	—	7,469	—
Other non-current assets	25,922	12,347	23,835	11,959

Total non-current assets	1,084,950	714,707	1,113,611	754,277

Total assets	1,432,624	940,734	1,447,268	979,286

Unit: RMB million

	At 30 June 2016		At 31 December 2015
Items	Consolidated	Parent	Consolidated	Parent

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	70,327	37,274	74,729	32,517
Bills payable	3,836	2,007	3,566	1,852
Accounts payable	151,800	80,931	130,558	85,182
Advances from customers	85,968	2,311	92,688	3,151
Employee benefits payable	3,619	1,670	1,185	290
Taxes payable	30,696	18,244	32,492	20,832
Other payables	63,799	68,287	86,337	86,427
Short-term debentures payable	10,000	10,000	30,000	30,000
Non-current liabilities due within one year	25,351	24,358	11,277	5,352

Total current liabilities	445,396	245,082	462,832	265,603

Non-current liabilities
Long-term loans	54,404	52,542	56,493	54,526
Debentures payable	65,638	47,500	83,253	65,500
Provisions	35,233	30,868	33,186	28,968
Deferred tax liabilities	8,431	989	8,259	177
Other non-current liabilities	13,539	2,067	13,680	2,238

Total non-current liabilities	177,245	133,966	194,871	151,409

Total liabilities	622,641	379,048	657,703	417,012

Shareholders’ equity
Share capital	121,071	121,071	121,071	121,071
Capital reserve	119,430	68,664	121,576	68,716
Other comprehensive income	(3,001)	147	(7,984)	(145)
Specific reserve	1,232	591	612	313
Surplus reserves	196,640	196,640	196,640	196,640
Retained earnings	257,562	174,573	245,623	175,679

Total equity attributable to shareholders of the Company	692,934	561,686	677,538	562,274

Minority interests	117,049	—	112,027	—

Total shareholders’ equity	809,983	561,686	789,565	562,274

Total liabilities and shareholders’ equity	1,432,624	940,734	1,447,268	979,286

Consolidated and Parent Income Statement

Unit: RMB million

	Six-month periods ended 30 June
	2016		2015
Items	Consolidated	Parent	Consolidated	Parent

Operating income	879,220	346,149	1,041,131	438,319
Less: Operating costs	665,193	237,835	820,372	317,844
Sales taxes and surcharges	112,831	79,602	119,889	86,020
Selling and distribution expenses	23,572	1,304	22,404	1,241
General and administrative expenses	38,416	21,527	34,421	19,321
Financial expenses	4,284	2,065	3,124	3,500
Exploration expenses, including dry holes	4,730	4,730	6,031	6,010
Impairment losses	1,423	1,124	205	98
Add: Gain/(loss) from changes in fair value	113	—	111	(272)
Investment income	5,394	8,750	4,539	4,979

Operating profit	34,278	6,712	39,335	8,992

Add: Non-operating income	1,357	767	1,866	1,101
Less: Non-operating expenses	875	469	933	471

Profit before taxation	34,760	7,010	40,268	9,622

Less: Income tax expense	8,379	852	9,674	1,409

Net profit	26,381	6,158	30,594	8,213

Including: net profit of acquiree before the consolidation	86	—	52	—
Attributable to:
Equity shareholders of the Company	19,250	6,158	24,456	8,213
Minority interests	7,131	—	6,138	—

Basic earnings per share(RMB)	0.159	N/A	0.203	N/A

Diluted earnings per share(RMB)	0.159	N/A	0.203	N/A

Net profit	26,381	6,158	30,594	8,213

Unit: RMB million

	Six-month periods ended 30 June
	2016		2015
Items	Consolidated	Parent	Consolidated	Parent

Other comprehensive income
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Cash flow hedges	1,767	307	1,480	491
Changes in fair value of available-for-sale financial assets	(33)	—	36	—
Share of other comprehensive income/(loss) of associates and joint ventures	99	(15)	(118)	(1)
Foreign currency translation differences	987	—	(43)	—

Total other comprehensive income	2,820	292	1,355	490

Total comprehensive income	29,201	6,450	31,949	8,703

Attributable to:
Equity shareholders of the Company	24,233	6,450	26,263	8,703
Minority interests	4,968	—	5,686	—

Consolidated and Parent Cash Flow Statement

Unit: RMB million

	Six-month periods ended 30 June
	2016		2015
Items	Consolidated	Parent	Consolidated	Parent

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	1,024,105	385,148	1,153,197	502,027
Refund of taxes and levies	1,079	999	1,815	1,526
Other cash received relating to operating activities	39,148	10,499	54,256	51,022

Sub-total of cash inflows	1,064,332	396,646	1,209,268	554,575

Cash paid for goods and services	(732,307)	(241,787)	(873,724)	(358,624)
Cash paid to and for employees	(27,480)	(15,788)	(25,130)	(13,091)
Payments of taxes and levies	(169,094)	(85,487)	(165,729)	(107,334)
Other cash paid relating to operating activities	(59,339)	(20,785)	(77,590)	(28,122)

Sub-total of cash outflows	(988,220)	(363,847)	(1,142,173)	(507,171)

Net cash flow from operating activities	76,112	32,799	67,095	47,404

Cash flows from investing activities:
Cash received from disposal of investments	17,911	20,237	493	79,475
Cash received from returns on investments	1,459	12,224	1,274	3,465
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	306	593	222	2,303
Other cash received relating to investing activities	987	364	2,176	361
Net cash received from disposal of subsidiaries and other business entities	2,027	2,027	—	—

Sub-total of cash inflows	22,690	35,445	4,165	85,604

Unit: RMB million

	Six-month periods ended 30 June
	2016		2015
Items	Consolidated	Parent	Consolidated	Parent

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(31,353)	(24,448)	(52,933)	(29,925)
Cash paid for acquisition of investments	(14,393)	(19,692)	(3,556)	(15,869)
Other cash paid relating to investing activities	(3,003)	(10)	(2,628)	—

Sub-total of cash outflows	(48,749)	(44,150)	(59,117)	(45,794)

Net cash flow from investing activities	(26,059)	(8,705)	(54,952)	39,810

Cash flows from financing activities:
Cash received from capital contributions	192	—	105,196	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	192	—	105,196	—
Cash received from borrowings	262,851	95,722	613,159	119,633

Sub-total of cash inflows	263,043	95,722	718,355	119,633

Cash repayments of borrowings	(293,977)	(110,878)	(648,938)	(162,683)
Cash paid for dividends, profits distribution or interest	(14,996)	(9,460)	(18,346)	(17,656)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(3,469)	—	(347)	—
Sub-total of cash outflows	(308,973)	(120,338)	(667,284)	(180,339)

Net cash flow from financing activities	(45,930)	(24,616)	51,071	(60,706)

Effects of changes in foreign exchange rate	194	—	(329)	—

Net increase/(decrease) in cash and cash equivalents	4,317	(522)	62,885	26,508

Consolidated Statement of Changes in Equity

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total share-holders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 31 December 2014	118,280	48,703	(7,261)	491	193,552	240,718	594,483	52,612	647,095
Adjustment for the combination of entities under common control	—	2,214	—	—	—	—	2,214	1,811	4,025
Balance at 1 January 2015	118,280	50,917	(7,261)	491	193,552	240,718	596,697	54,423	651,120

Change for the period
1. Net profit	—	—	—	—	—	24,456	24,456	6,138	30,594
2. Other comprehensive income	—	—	1,361	—	—	—	1,361	(6)	1,355

Total comprehensive income	—	—	1,361	—	—	24,456	25,817	6,132	31,949

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders	—	—	—	—	—	(13,318)	(13,318)	—	(13,318)
4. Conversion of the 2011 Convertible Bonds	2,791	14,026	—	—	—	—	16,817	—	16,817
5. Contributions to subsidiaries from minority interests	—	56,224	446	—	—	—	56,670	48,474	105,144
6. Distributions to minority interests	—	—	—	—	—	—	—	(364)	(364)
Total transactions with owners, recorded directly in shareholders’ equity	2,791	70,250	446	—	—	(13,318)	60,169	48,110	108,279
7. Net increase in specific reserve for the period	—	—	—	914	—	—	914	95	1,009
8. Other movement	—	66	—	—	—	—	66	(26)	40

Balance at 30 June 2015	121,071	121,233	(5,454)	1,405	193,552	251,856	683,663	108,734	792,397

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total share-holders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 31 December 2015	121,071	119,408	(7,984)	612	196,640	245,623	675,370	110,253	785,623

Adjustment for the combination of entities under common control	—	2,168	—	—	—	—	2,168	1,774	3,942

Balance at 1 January 2016	121,071	121,576	(7,984)	612	196,640	245,623	677,538	112,027	789,565

Change for the period
1. Net profit	—	—	—	—	—	19,250	19,250	7,131	26,381
2. Other comprehensive income	—	—	4,983	—	—	—	4,983	(2,163)	2,820

Total comprehensive income	—	—	4,983	—	—	19,250	24,233	4,968	29,201

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders	—	—	—	—	—	(7,264)	(7,264)	—	(7,264)
4. Contributions to subsidiaries from minority interests	—	1	—	—	—	—	1	74	75
5. Distributions to the original shareholdersin the combination of entities under common control	—	—	—	—	—	(47)	(47)	(39)	(86)
6. Distributions to minority interests	—	—	—	—	—	—	—	(2,194)	(2,194)
7. Adjustment for the combination of entities under common control	—	(2,137)	—	—	—	—	(2,137)	2,137	—
Total transactions with owners, recorded directly in shareholders’ equity	—	(2,136)	—	—	—	(7,311)	(9,447)	(22)	(9,469)
8. Net increase in specific reserve for the period	—	—	—	620	—	—	620	86	706
9. Other movement	—	(10)	—	—	—	—	(10)	(10)	(20)

Balance at 30 June 2016	121,071	119,430	(3,001)	1,232	196,640	257,562	692,934	117,049	809,983

Statement of Changes in Equity

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total share- holders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2015	118,280	54,690	(206)	232	193,552	172,101	538,649

Change for the period
1. Net profit	—	—	—	—	—	8,213	8,213
2. Other comprehensive income	—	—	490	—	—	—	490

Total comprehensive income	—	—	490	—	—	8,213	8,703

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders	—	—	—	—	—	(13,318)	(13,318)
4. Conversion of the 2011 Convertible Bonds	2,791	14,026	—	—	—	—	16,817
Total transactions with owners, recorded directly in shareholders’ equity	2,791	14,026	—	—	—	(13,318)	3,499
5. Net increase in specific reserve for the period	—	—	—	496	—	—	496

Balance at 30 June 2015	121,071	68,716	284	728	193,552	166,996	551,347

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total share- holders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2016	121,071	68,716	(145)	313	196,640	175,679	562,274

Change for the period
1. Net profit	—	—	—	—	—	6,158	6,158
2. Other comprehensive income	—	—	292	—	—	—	292

Total comprehensive income	—	—	292	—	—	6,158	6,450

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders	—	—	—	—	—	(7,264)	(7,264)
Total transactions with owners, recorded directly in shareholders’ equity	—	—	—	—	—	(7,264)	(7,264)
4. Net increase in specific reserve for the period	—	—	—	278	—	—	278
5. Others	—	(52)	—	—	—	—	(52)

Balance at 30 June 2016	121,071	68,664	147	591	196,640	174,573	561,686

7.2.2	Interim financial statements prepared under IFRS

Consolidated Income Statement

	Unit: RMB million
	Six-month periods ended 30 June
	2016	2015

Turnover and other operating revenues
Turnover	856,796	1,022,449
Other operating revenues	22,424	18,682

	879,220	1,041,131

Operating expenses
Purchased crude oil, products and operating supplies and expenses	(615,419)	(770,998)
Selling, general and administrative expenses	(33,056)	(32,236)
Depreciation, depletion and amortisation	(49,105)	(46,295)
Exploration expenses, including dry holes	(4,730)	(6,031)
Personnel expenses	(29,063)	(26,719)
Taxes other than income tax	(112,831)	(119,889)
Other operating income, net	92	1,533

Total operating expenses	(844,112)	(1,000,635)

Operating profit	35,108	40,496

Finance costs
Interest expense	(5,164)	(4,384)
Interest income	1,358	1,097
Loss on embedded derivative component of the convertible bonds	—	(259)
Foreign currency exchange(losses)/gains, net	(478)	163

Net finance costs	(4,284)	(3,383)

	Unit: RMB million
	Six-month periods ended 30 June
	2016	2015

Investment income	99	86
Share of profits less losses from associates and joint ventures	4,598	4,135
Profit before taxation	35,521	41,334
Tax expense	(8,379)	(9,674)
Profit for the period	27,142	31,660
Attributable to:
Owners of the Company	19,919	25,423
Non-controlling interests	7,223	6,237

Profit for the period	27,142	31,660

Earnings per share:
Basic(RMB)	0.165	0.211

Diluted(RMB)	0.165	0.211

Consolidated Statement of Comprehensive Income

	Unit: RMB million
	Six-month periods ended 30 June
	2016	2015

Profit for the period	27,142	31,660

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Cash flow hedges	1,767	1,480
Available-for-sale securities	(33)	36
Share of other comprehensive income/(loss) of associates and joint ventures	99	(118)
Foreign currency translation differences	987	(43)

Total items that may be reclassified subsequently to profit or loss	2,820	1,355

Total other comprehensive income	2,820	1,355

Total comprehensive income for the period	29,962	33,015

Attributable to:
Owners of the Company	24,902	27,230
Non-controlling interests	5,060	5,785

Total comprehensive income for the period	29,962	33,015

Consolidated Balance Sheet

	Unit: RMB million
	30 June	31 December
	2016	2015

Non-current assets
Property, plant and equipment, net	723,465	733,449
Construction in progress	126,790	152,325
Goodwill	6,317	6,271
Interest in associates	42,132	40,712
Interest in joint ventures	46,579	43,581
Available-for-sale financial assets	11,137	10,964
Deferred tax assets	6,818	7,469
Lease prepayments	52,567	51,049
Long-term prepayments and other assets	69,145	67,791

Total non-current assets	1,084,950	1,113,611

Current assets
Cash and cash equivalents	73,250	68,933
Time deposits with financial institutions	3,736	733
Trade accounts receivable	63,253	56,142
Bills receivable	11,962	10,964
Inventories	149,443	145,608
Prepaid expenses and other current assets	46,030	51,277

Total current assets	347,674	333,657

Current liabilities
Short-term debts	62,233	71,517
Loans from Sinopec Group Company and fellow subsidiaries	42,940	43,929
Trade accounts payable	151,800	130,558
Bills payable	3,836	3,566
Accrued expenses and other payables	181,509	212,214
Income tax payable	3,078	1,048

Total current liabilities	445,396	462,832

Net current liabilities	97,722	129,175

Total assets less current liabilities	987,228	984,436

	Unit: RMB million
	30 June	31 December
	2016	2015

Non-current liabilities
Long-term debts	75,954	95,446
Loans from Sinopec Group Company and fellow subsidiaries	44,088	44,300
Deferred tax liabilities	8,431	8,259
Provisions	35,233	33,186
Other long-term liabilities	14,888	15,084

Total non-current liabilities	178,594	196,275

	808,634	788,161

Equity
Share capital	121,071	121,071
Reserves	570,571	555,126

Total equity attributable to owners of the Company	691,642	676,197
Non-controlling interests	116,992	111,964

Total equity	808,634	788,161

7.2.3	Differences between consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS(UNAUDITED)

(1)	Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

Items	Six-month periods ended 30 June
	2016	2015
	RMB million	RMB million

Net profit under ASBE	26,381	30,594
Adjustments:
Government grants	55	57
Safety production fund	706	1,009

Profit for the period under IFRS*	27,142	31,660

(2)	Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

Items	30 June 2016	31 December 2015
	RMB million	RMB million

Shareholders’ equity under ASBE	809,983	789,565
Adjustments:
Government grants	(1,349)	(1,404)
Safety production fund	—	—

Total equity under IFRS*	808,634	788,161

*	The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS which have been audited by PricewaterhouseCoopers.

7.3	Changes in accounting polices

√ Applicable □ Not applicable

On 26 August 2016, the 8th meeting of the sixth session of the Board was convened, during which the “Proposal on Changes in Accounting Policy of Sinopec Corp.” (the “Changes in Accounting Policy”) was considered and approved unanimously by the Board.

In 2014, the International Accounting Standards Board published Amendments to International Accounting Standard 27 (IAS 27) — Separate Financial Statements. These amendments allowed entities to use equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities wishing to change to the equity method must do so retrospectively. The amendment is effective from 1 January 2016.

In order to eliminate the difference regarding subsequent measurements on investments in joint ventures and associates between separate financial statements prepared in accordance with ASBE and IFRS, Sinopec Corp. changed its subsequent measurements on investments in associates and joint ventures from cost method to equity method in its separate financial statements prepared in accordance with IFRS from 1 January 2016.

By adopting the amendments to IAS 27 — Separate Financial Statements, the balance of investments in associates, investments in joint ventures, retained earnings and other reserves as at 31 December 2015 would be increased by RMB 8,056 million, RMB 644 million, RMB 8,672 million and RMB 28 million in the separated financial statements prepared in accordance with IFRS due to the retrospective adjustment.

The Changes in Accounting Policy has no impact on financial statements prepared in accordance with ASBE or consolidated financial statements prepared in accordance with IFRS.

7.4	The Group has no material accounting errors during the reporting period.

7.5	Changes in the scope of consolidation as compared with those for last annual report

√ Applicable □ Not applicable

Sinopec Corp. and Sinopec Assets Management Corporation (“SAMC”) jointly set up Gaoqiao Petrochemical Co. Ltd. for RMB 100 million in cash in 2016. Subsequently, Sinopec Corp. subscribed capital contribution with the net assets of Gaoqiao Branch of the Company and SAMC subscribed capital contribution with the net assets of Gaoqiao Branch of SAMC. The capital contribution was completed on 1 June 2016, after which Sinopec Corp. held 55% of Gaoqiao Petrochemical Co. Ltd.’s voting rights and become the parent company of Gaoqiao Petrochemical Co. Ltd.

As China Petrochemical Corporation controls both the Company and SAMC, the transaction described above between Sinopec Corp. and SAMC has been accounted as business combination under common control. Accordingly, the assets and liabilities of Gaoqiao Branch of SAMC have been accounted for at historical cost, and the consolidated financial statements of the Company prior to these acquisitions have been restated to include the results of operation and the assets and liabilities of Gaoqiao Branch of SAMC on a combined basis.

7.6	Notes on the financial statements prepared under IFRS

7.6.1	Turnover

Turnover primarily represents revenue from the sales of crude oil, natural gas, petroleum and chemical products.

7.6.2	Tax expense

Tax expense in the consolidated income statement represents:

	Six-month periods ended 30 June
	2016	2015
	RMB million	RMB million

Current tax
– Provision for the period	8,031	7,118
– Adjustment of prior years	29	320
Deferred taxation	319	2,236

	8,379	9,674

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Six-month periods ended 30 June
	2016	2015
	RMB million	RMB million

Profit before taxation	35,521	41,334

Expected PRC income tax expense at a statutory tax rate of 25%	8,880	10,334
Tax effect of non-deductible expenses	161	158
Tax effect of non-taxable income	(1,184)	(1,246)
Tax effect of preferential tax rate (i)	215	(542)
Effect of difference between income taxes at foreign operations tax rate and the PRC statutory tax rate (ii)	(556)	333
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(345)	(146)
Tax effect of tax losses not recognised	500	435
Write-down of deferred tax assets	43	28
Adjustment of prior years	665	320

Actual income tax expense	8,379	9,674

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

(ii)
It is mainly due to the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

7.6.3	Basic and Diluted Earnings per Share

The calculation of basic earnings per share for the six-month period ended 30 June 2016 is based on the profit attributable to ordinary owners of the Company of RMB 19,919 million (2015: RMB 25,423 million) and the weighted average number of shares of 121,071,209,646 (2015: 120,629,864,875) during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2016 is based on the profit attributable to ordinary owners of the Company (diluted) of RMB 19,917 million (2015: RMB 25,422 million) and the weighted average number of shares of 121,071,209,646 (2015: 120,629,864,875) calculated as follows:

(i)	Profit attributable to ordinary owners of the Company (diluted)

	Six-month periods ended 30 June
	2016	2015
	RMB million	RMB million

Profit attributable to ordinary owners of the Company	19,919	25,423
After tax effect of employee share option scheme of Shanghai Petrochemical	(2)	(1)

Profit attributable to ordinary owners of the Company (diluted)	19,917	25,422

(ii)	Weighted average number of shares (diluted)

	Six-month periods ended 30 June
	2016	2015
	Number of	Number of
	shares	shares

Weighted average number of shares at 30 June	121,071,209,646	120,629,864,875
Weighted average number of shares (diluted) at 30 June	121,071,209,646	120,629,864,875

7.6.4	Dividends

Dividends payable to owners of the Company attributable to the period represent:

	Six-month periods ended 30 June
	2016	2015
	RMB million	RMB million

Interim dividends declared after the balance sheet date of RMB 0.079 per share (2015: RMB 0.09 per share)	9,565	10,896

Pursuant to company’s the Articles of Association and a resolution passed at the Directors’ meeting on 26 August 2016, the directors authorised to declare the interim dividends for the year ending 31 December 2016 of RMB 0.079(2015: RMB 0.09) per share totaling RMB 9,565 million (2015: RMB 10,896 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

Dividends payable to owners of the Company attributable to the previous financial year, approved during the period represent:

	Six-month periods ended 30 June
	2016	2015
	RMB million	RMB million

Final cash dividends in respect of the previous financial year, approved during the period of RMB 0.06 per share (2015: RMB 0.11 per share)	7,264	13,318

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2016, a final dividend of RMB 0.06 per share totaling RMB 7,264 million according to total shares of 23 June 2016 was approved. All dividends have been paid in the six-month period ended 30 June 2016 (2015: RMB 13,318 million).

Pursuant to the shareholders’ approval at the Annual General Meeting on 27 May 2015, a final dividend of RMB 0.11 per share totaling RMB 13,318 million in respect of the year ended 31 December 2014 was declared. Cash dividends have been paid on 19 June 2015.

7.6.5	Trade Accounts Receivable and Bills Receivable

	30 June	31 December
	2016	2015
	RMB million	RMB million

Amounts due from third parties	48,411	34,261
Amounts due from Sinopec Group Company and fellow subsidiaries	10,618	18,672
Amounts due from associates and joint ventures	4,737	3,734

	63,766	56,667

Less: Impairment losses for bad and doubtful debts	(513)	(525)

Trade accounts receivable, net	63,253	56,142
Bills receivable	11,962	10,964

	75,215	67,106

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	30 June	31 December
	2016	2015
	RMB million	RMB million

Within one year	74,767	66,342
Between one and two years	399	715
Between two and three years	25	36
Over three years	24	13

	75,215	67,106

Impairment losses for bad and doubtful debts are analysed as follows:

	2016	2015
	RMB million	RMB million

Balance at 1 January	525	530
Provision for the period	4	4
Written back for the period	(5)	(8)
Written off for the period	(11)	—

Balance at 30 June	513	526

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

7.6.6	Trade Accounts and Bills Payables

	30 June	31 December
	2016	2015
	RMB million	RMB million

Amounts due to third parties	140,309	117,342
Amounts due to Sinopec Group Company and fellow subsidiaries	5,706	10,348
Amounts due to associates and joint ventures	5,785	2,868

	151,800	130,558

Bills payable	3,836	3,566

Trade accounts and bills payables measured at amortised cost	155,636	134,124

The ageing analysis of trade accounts and bills payables are as follows:

	30 June	31 December
	2016	2015
	RMB million	RMB million

Within 1 month or on demand	132,708	115,412
Between 1 month and 6 months	13,874	13,682
Over 6 months	9,054	5,030

	155,636	134,124

7.6.7	Segment Reporting

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

Information of the Group’s reportable segments is as follows:

	Six-month periods ended 30 June
	2016	2015
	RMB million	RMB million

Turnover
Exploration and production
External sales	22,960	29,041
Inter-segment sales	26,162	37,982

	49,122	67,023

Refining
External sales	49,622	63,478
Inter-segment sales	345,251	419,928

	394,873	483,406

Marketing and distribution
External sales	489,025	555,472
Inter-segment sales	1,282	1,639

	490,307	557,111

	Six-month periods ended 30 June
	2016	2015
	RMB million	RMB million

Chemicals
External sales	126,293	141,509
Inter-segment sales	17,415	22,409

	143,708	163,918

Corporate and others
External sales	168,896	232,949
Inter-segment sales	143,119	182,119

	312,015	415,068

Elimination of inter-segment sales	(533,229)	(664,077)

Turnover	856,796	1,022,449

Other operating revenues
Exploration and production	3,387	3,378
Refining	2,096	2,329
Marketing and distribution	10,662	8,527
Chemicals	5,478	3,726
Corporate and others	801	722

Other operating revenues	22,424	18,682

Turnover and other operating revenues	879,220	1,041,131

	Six-month periods ended 30 June
	2016	2015
	RMB million	RMB million

Result
Operating (loss)/profit
By segment
– Exploration and production	(21,929)	(1,826)
– Refining	32,588	15,320
– Marketing and distribution	15,777	15,188
– Chemicals	9,678	10,056
– Corporate and Others	422	776
– Elimination	(1,428)	982

Total segment operating profit	35,108	40,496

Share of (losses)/profits from associates and joint ventures
– Exploration and production	(481)	(274)
– Refining	1,015	875
– Marketing and distribution	869	698
– Chemicals	2,547	1,764
– Corporate and Others	648	1,072

Aggregate share of profits from associates and joint ventures	4,598	4,135

Investment income/(loss)
– Exploration and production	23	(3)
– Refining	(7)	(7)
– Marketing and distribution	42	62
– Chemicals	21	23
– Corporate and Others	20	11

Aggregate investment income	99	86

Net finance costs	(4,284)	(3,383)

Profit before taxation	35,521	41,334

	2016	2015
	30 June	31 December
	RMB million	RMB million

Assets
Segment assets
– Exploration and production	427,210	447,307
– Refining	255,605	264,573
– Marketing and distribution	280,024	283,416
– Chemicals	147,409	151,646
– Corporate and Others	117,567	108,921

Total segment assets	1,227,815	1,255,863

Interest in associates and joint ventures	88,711	84,293
Available-for-sale financial assets	11,137	10,964
Deferred tax assets	6,818	7,469
Cash and cash equivalents and time deposits with financial institutions	76,986	69,666
Other unallocated assets	21,157	19,013

Total assets	1,432,624	1,447,268

Liabilities
Segment liabilities
– Exploration and production	83,491	96,773
– Refining	54,989	58,578
– Marketing and distribution	118,252	118,897
– Chemicals	20,939	27,243
– Corporate and Others	102,456	104,194

Total segment liabilities	380,127	405,685

Short-term debts	52,233	41,517
Income tax payable	3,078	1,048
Long-term debts	75,954	95,446
Loans from Sinopec Group Company and fellow subsidiaries	87,028	88,229
Deferred tax liabilities	8,431	8,259
Other unallocated liabilities	17,139	18,923

Total liabilities	623,990	659,107

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

	Six-month periods ended 30 June
	2016	2015
	RMB million	RMB million

Capital expenditure
– Exploration and production	5,168	13,418
– Refining	2,774	3,187
– Marketing and distribution	2,610	3,781
– Chemicals	2,440	2,519
– Corporate and Others	482	603

	13,474	23,508

Depreciation, depletion and amortisation
– Exploration and production	26,348	23,806
– Refining	8,488	8,168
– Marketing and distribution	7,038	7,345
– Chemicals	6,300	6,177
– Corporate and Others	931	799

	49,105	46,295

Impairment losses on long-lived assets
– Refining	1,108	—
– Marketing and Distribution	31	5
– Chemicals	118	140

	1,257	145

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month periods ended 30 June
	2016	2015
	RMB million	RMB million

External sales
Mainland China	704,300	813,905
Others	174,920	227,226

	879,220	1,041,131

	30 June	31 December
	2016	2015
	RMB million	RMB million

Non-current assets
Mainland China	1,000,740	1,057,530
Others	46,098	56,081

	1,046,838	1,113,611

8	Repurchase, Sale and Redemption of Shares

There is no purchase, sale or redemption by the Company of its listed securities during the reporting period.

9	Compliance with the Model Code

As required by the Hong Kong Stock Exchange, Sinopec Corp. has adopted the Rules Governing Shares Held by Company Directors, Supervisors and Senior Management and Changes in Shares as well as the Model Code of Securities Transactions by Company Employees (together, the “Rules and the Code”) to stipulate securities transaction performed by relevant employees. The terms of the Rules and the Code are no less exacting than the required standard set out in the Model Code. Upon specific inquiries by Sinopec Corp. of all the directors, each of them confirmed that they have complied with the required standards set out in the Model Code as well as those of the Rules and the Code during the reporting period.

10	Compliance with the Corporate Governance Code

Based on its actual circumstance, Sinopec Corp. did not establish a Nomination Committee of the Board in accordance with A.5 of the code provisions set out in the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) contained in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. is of the view that the nomination of the candidates for directorship by all members of the Board would be better suited in view of practical operation, therefore, the duties of the nomination committee set out in the Corporate Governance Code will be performed by the Board.

Save as disclosed above, during the reporting period, Sinopec Corp. has complied with the code provisions set out in the Corporate Governance Code.

11	Review of the Interim Report and the Interim Financial Statements

The Audit Committee of Sinopec Corp. has reviewed and agreed with the 2016 interim report and the interim financial statements of Sinopec Corp.

12
The 2016 interim report of Sinopec Corp. containing all the information required under paragraphs 37 to 44 of Appendix 16 to the Hong Kong Listing Rules will be published on the website of the Hong Kong Stock Exchange.

This announcement is published in both English and Chinese. If there is any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board
China Petroleum & Chemical Corporation
Wang Yupu
Chairman

Beijing, the PRC, 26 August 2016

As at the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock   code:   0386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.

Non–Executive  Directors

•	Wang Yupu (Chairman)

Executive Directors

•	Dai Houliang (Vice Chairman)

•	Wang Zhigang

•	Zhang Haichao

•	Jiao Fangzheng

•	Ma Yongsheng

Independent Non–Executive Directors

•	Jiang Xiaoming

•	Andrew Y. Yan

•	Tang Min

•	Fan Gang

There are four Board committees. The table below provides membership information of these committees on which each Board member serves.

Strategy Committee

Function	Name
Chairman	Wang Yupu
Member	Dai Houliang
Wang Zhigang
Zhang Haichao
Jiao Fangzheng
Ma Yongsheng
Andrew Y.Yan
Fan Gang

Audit Committee

Function	Name
Chairman	Andrew Y. Yan
Member	Jiang Xiaoming
Tang Min

Remuneration and Appraisal Committee

Function	Name
Chairman	Fan Gang
Member	Dai Houliang
Jiang Xiaoming

Social Responsibility Management Committee

Function	Name
Chairman	Wang Yupu
Member	Dai Houliang
Tang Min

Beijing, 26 August 2016

As at the date of this announcement, directors of the Company are: Wang Yupu*, Dai Houliang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma  Yongsheng#,  Jiang  Xiaoming+,  Andrew  Y. Yan+, Tang Min+  and Fan Gang+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ELECTION OF VICE CHAIRMAN OF THE BOARD, CHANGE OF PRESIDENT AND AUTHORISED REPRESENTATIVE AND RESIGNATION OF DIRECTOR

The Board hereby announces that,

(1)
Mr. Dai Houliang, the executive director of the Company, has been elected as the Vice Chairman of the Board, and appointed as President, authorised representative of the Company, member of the Remuneration and Appraisal Committee and the Social Responsibility Management Committee of the Board; and

(2)	Mr. Li Chunguang has tendered his resignation as the executive director, President and authorised representative of the Company.

Election of Vice Chairman of the Board, Appointment of President and Authorised Representative

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) is delighted to announce that Mr. Dai Houliang, the executive director of the Company, has been elected as the Vice Chairman of the Board, and appointed as President, authorised representative of the Company, member of the Remuneration and Appraisal Committee and the Social Responsibility Management Committee of the Board (the “Appointment”). His term of the office as President shall start from 26 August 2016 to 27 May 2018. The biography of Mr. Dai Houliang is as follows:

Mr. Dai Houliang, 53, is a professor level senior engineer with a Ph.D. degree. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation. Since April 1998, he served as Board Director and Vice President of Yangzi Petrochemical Co., Ltd. From July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Board Director  of Yangzi Petrochemical Corporation. In December 2003, Mr. Dai served as Chairman of Board of Directors and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Board of Directors of Yangzi Petrochemical Corporation. Since December 2004, he served concurrently as Chairman of Board of Directors of BASF-YPC Company Limited and in September 2005, he was appointed as Deputy CFO of Sinopec Corp. In November 2005, Mr. Dai was appointed as Vice President of Sinopec Corp. and since May 2006, he served as Board Director, Senior Vice President and CFO of Sinopec Corp. In August 2012, he was appointed concurrently as Chairman of Sinopec Great Wall Energy & Chemical Co., Ltd. In March 2013, he was appointed concurrently as Chairman of Sinopec Catalyst Co., Ltd.; and in May 2009, he was elected as director of the Board and appointed as Senior Vice President of Sinopec Corp. Since May 2016, Mr. Dai served as President of China Petrochemical Corporation.

Save as disclosed above, Mr. Dai Houliang did not hold any directorships in any other listed public companies in Hong Kong or overseas and he had no relationship with any other directors, senior management, substantial shareholders or controlling shareholder of the Company in the last three years.

As at the date of this announcement, Mr. Dai Houliang does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Dai Houliang shall enter into a service contract with Sinopec Corp. The remuneration of Mr. Dai Houliang as President of the Company will be determined according to the “Interim Measures for Administration of Remuneration Packages for Persons in Charge of Enterprises directly under the Central Government” and the specific amount of remuneration consists of annual base salary, annual performance-based salary and incentive during the tenure. The Company will disclose the remuneration of Mr. Dai Houliang during the reporting period in the annual report.

Other than those disclosed herein, there are no other matters in relation to the Appointment which shall be disclosed to shareholders and/or to The Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board would like to welcome Mr. Dai Houliang to the Appointment.

Resignation of Executive Director, President and Authorised Representative

The Board announces that on 26 August 2016, due to his age, Mr. Li Chunguang has tendered his resignation as executive director, President  and  authorised representative of the Company as well as the member of the Strategy Committee, Remuneration and Appraisal Committee and the Social Responsibility Management Committee of the Board (the “Resignation”).

Mr. Li Chunguang has confirmed that he has no disagreement with the Board and there are no other matters relating to the Resignation that need to be brought to the attention of shareholders of the Company.

Mr. Li Chunguang is diligent and responsible during his tenure. The Board would like to express its gratitude to him for his hard working and outstanding contribution to the Company.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC
26 August 2016

As of the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma  Yongsheng#,  Jiang  Xiaoming+,  Andrew  Y. Yan+, Tang Min+  and Fan Gang+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

Announcement 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT ON CHANGES IN ACCOUNTING POLICY

Important Note:

The captioned Changes in Accounting Policy have no impact on the financial statements prepared in accordance with China Accounting Standards for Business Enterprises (“ASBE”) and consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”)

1.	Introduction of the Changes in Accounting Policy

On 26 August 2016, the eighth meeting of the Sixth Session of the board of directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) was convened, during which the “Proposal on Changes in Accounting Policy of Sinopec Corp.” (the “Changes in Accounting Policy”) was considered and approved unanimously by the Board.

The Changes in Accounting Policy is not subject to the approval of shareholders at the general meeting of the Company.

2.	Details of Changes in Accounting Policy and Impacts on the Company

1)	Nature, content and reason for the Changes in Accounting Policy

In 2014, the International Accounting Standards Board published Amendments to International Accounting Standard 27 (IAS 27) — Separate Financial Statements. These amendments allowed entities to use equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities wishing to change to the equity method must do so retrospectively. The amendment is effective from 1 January 2016.

In order to eliminate the difference regarding subsequent measurements on investments in joint ventures and associates between separate financial statements prepared in accordance with ASBE and IFRS, the Company changed its subsequent measurements on investments in associates and joint ventures from cost method to equity method in its separate financial statements prepared in accordance with IFRS from 1 January 2016.

2)	The impacts on the Company of the Changes in Accounting Policy

By adopting the amendments to IAS 27 — Separate Financial Statements, the balance of investments in associates, investments in joint ventures, retained earnings and other reserves as at 31 December 2015 would be increased by RMB8,056 million, RMB644 million, RMB8,672 million and RMB28 million in the separated financial statements prepared in accordance with IFRS due to the retrospective adjustment.

The Changes in Accounting Policy has no impact on financial statements prepared in accordance with ASBE or consolidated financial statements prepared in accordance with IFRS.

3.	Opinion of Independent Directors

The independent non-executive directors of the Company are of the view that the decision-making procedures for the Changes in  Accounting  Policy  have complied with applicable laws and regulations and the articles of association of the Company. The Changes in Accounting Policy are in the interests of the Company and its shareholder as a whole, and without prejudice to the interests of Sinopec Corp. and its independent shareholders. Consent has been given to the above Changes in the Accounting Policy.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC
26 August 2016

As of the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma  Yongsheng#,  Jiang  Xiaoming+,  Andrew  Y. Yan+, Tang Min+  and Fan Gang+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: August 26, 2016